

January 22, 2013

<u>Via E-mail</u>
Rami Hadar
Chief Executive Officer and President
Allot Communications Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel

> **Re:** **Allot Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 17, 2012**
> **File No. 001-33129**

Dear Mr. Hadar:

We have reviewed your letter dated December 28, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 13: Taxes on Income, page F-38

1. In your response to prior comment 7 you indicate that the $5,419 thousand increase in the deferred tax asset and corresponding increase in the valuation allowance should have been presented on a net basis in the same line item. Please tell us what consideration was given to the separately presenting the impact of the valuation allowance in the reconciliation. Please refer to ASC 740-10-50-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief